Exhibit 99.1

Sir Joseph Banks Corporate Park Suite 3 Level 2 32 Lord Street Botany NSW 2019	Telephone 612 8113 1600 Facsimile: 612 8113 1622 info@simsmm.com www.simsmm.com

5 March 2014

Dear ADR holder

Sims Metal Management’s (SMSMY) ADR cancellation fees waived until 19 March 2014

INTRODUCTION

Sims Metal Management Limited (“SimsMM”) has today announced that The Bank of New York Mellon (“BNYM”) will waive the cancellation fees for the holders of SimsMM’s American Depositary Receipts (“ADRs”), for a two week period until 19 March 2014. This will enable ADR holders to cancel their ADRs at no cost, and in turn receive ordinary shares in SimsMM. SimsMM’s ordinary shares trade on the Australian Stock Exchange (ASX: SGM).

This initiative is aimed at reducing the size of SimsMM’s ADR programme, and consequently the volume of ADRs traded in the United States, down to a level which would allow SimsMM to deregister from the Securities Exchange Commission. This would permit SimsMM to terminate its reporting obligations under the US Securities Exchange Act of 1934. Deregistration is consistent with SimsMM’s objective to reduce its administration and compliance costs, and will also simplify SimsMM’s financial reporting. This initiative follows SimsMM’s delisting from the New York Stock Exchange in October 2013, and its subsequent trading of ADRs on the “over-the-counter” (OTC) market.

CANCELLATION FEES

As a mechanism to assist with reducing the trading volumes of ADRs to the required level to allow for deregistration, it has been agreed that the cancellation fees associated with exiting the ADR programme, being US$0.05 cents per ADR, will be waived for a two week period until 19 March 2014. SimsMM and BNYM may choose to extend this period.

QUESTIONS

If you have any questions or would like further information, please contact:

Violet Pagan, Vice President

BNY Mellon, DEPOSITARY RECEIPTS

Tel 212.815.2276

Fax 212.571.3050

violet.pagan@bnymellon.com

Yours sincerely

Frank Moratti

Group Company Secretary

Sims Metal Management Limited

ABN 69 114 838 630